OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

03011331

19
3/3

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-65407**

REPORT FOR THE PERIOD BEGINNING May 31, 2002 **AND ENDING** December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Craig-Hallum Capital Group LLC

Official Use Only

Firm ID No. 121395

RECD S.E.C.
FEB 27 2003
503

Address of Principal Place of Business:
(Do not use P.O. Box No.)

222 South Ninth Street, Suite 350
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Joseph J. Plese (612) 334-6323
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name—if individual, state last, first, middle name)

90 South Seventh Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Joseph J. Plese, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Craig-Hallum Capital Group LLC as of December 31, 2002 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Joseph J. Plese, Chief Financial Officer
Craig-Hallum Capital Group LLC

Notary Public

PATRICIA S. BARTHOLOMEW
Notary Public
Minnesota
My Commission Expires January 31, 2005

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
___ (c) Statement of Income (Loss).
___ (d) Statement of Changes in Financial Condition.
___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
___ (g) Computation of Net Capital.
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

KPMG

CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

CRAIG-HALLUM CAPITAL GROUP LLC

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Member
Craig-Hallum Capital Group LLC:

We have audited the accompanying statement of financial condition of Craig-Hallum Capital Group LLC (the Company) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Craig-Hallum Capital Group LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2003

CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,338,369
Receivables from brokers, dealers and others		297,187
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $19,799)		241,179
Deposit with clearing broker		200,530
Securities owned, at market		44,170
Prepaid expenses		39,101
Lease deposits		21,870
Total assets	$	2,182,406

Liabilities and Member's Equity

Liabilities:		
Accrued employee compensation and benefits	$	615,073
Due to Member		149,970
Accounts payable		113,240
Securities sold, not yet purchased, at market		22,210
Total liabilities		900,493
Member's equity		1,281,913
Total liabilities and member's equity	$	2,182,406

See accompanying notes to statement of financial condition.

(1) Description of Business

Craig-Hallum Capital Group LLC (the Company), is a limited liability corporation registered as a broker-dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (the Member), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Owned and Securities Sold, Not Yet Purchased

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value. All securities owned and securities sold, not yet purchased are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable leases. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(Continued)

(e) Income Taxes

The Company is organized as a limited liability company and is not subject to income taxes as a separate entity. The income or loss of the Company will be passed directly through to the Parent.

(3) Receivables from Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(4) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to five years, with certain renewal options for like terms.

At December 31, 2002, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases which have an initial or remaining term of one year or more were as follows (in thousands):

2003	$	84
2004		84
2005		88
2006		92
2007		63
Total	$	411

(5) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (Plan) for which the Company is the plan administrator. Tax Sheltered Compensation, Inc. acts as the Plan trustee and as such maintains all trust fund records on a plan year basis. The Plan covers substantially all employees.

(6) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the

Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(7) Regulatory Requirements

The Company is subject to the net capital requirements of NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of approximately $971,461 which was $861,676 in excess of the amount required to be maintained at that date.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

(8) Related Party Transactions

The Company authorized the distribution of $149,970 to the Member as of December 31, 2002. The distribution was paid on January 15, 2003.